MSCM LLP
Accountants & Advisors for a Complex World®

February 22, 2013

Securities and Exchange Commission
100 Front Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated February 20, 2013, of Novus Robotics Inc. and are in agreement with the statements contained in Item 4.01 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

As discussed in Item 4.01, although we were auditors of the Company from December 19, 2012 to February 19, 2013, we performed only audit planning procedures during this period and we did not report on any financial statements of the Company.

Yours truly,

MSCM LLP

MSCM LLP

Chartered Accountants

701 Evans Avenue, 8th Floor, Toronto ON M9C 1A3, Canada T (416) 626-6000 F (416) 626-8650 MSCM.CA